Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

Tel: 215-309-7700

www.hillintl.com

William H. Dengler, Jr.

Senior Vice President and General Counsel

Tel: 215-309-7957

williamdengler@hillintl.com

July 28, 2016

VIA EDGAR AND E-MAIL

Mr. Nicholas Panos

Senior Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20548

Re:                             Hill International, Inc.

Definitive Additional Materials on Schedule DEFC14A

Filed July 22, 2016

File No. 001-33961

Dear Mr. Panos:

This letter constitutes the response of Hill International, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance’s Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the letter to the Company dated July 25, 2016. In this letter each of the Staff’s comments is indicated in italics, followed by the Company’s responses to the comment.

1.                                      Refer to your statement that Bulldog “has nominated an opposition slate of candidates and made several stockholder proposals in an attempt to seize control of YOUR company. What Bulldog intends to do with that control is anybody’s guess.” Hill International’s board of directors is comprised of nine members. In the event Bulldog is successful in electing all nominees in the counter-solicitation, Bulldog and the additional participants in the counter-solicitation will not, as a matter of fact and/or law, obtain “control” of the board or of Hill International. Bulldog nominees would, additionally, have the obligation to act consistent with the fiduciary duties imposed upon them. In light of the Rule 14a-9 prohibition on omissions of material fact necessary to [lawfully] make statements in light of the circumstances under which they are made, please confirm future solicitations will not create the impression, when describing the results of a successful counter-solicitation, that Bulldog will acquire control of Hill International.

Response: Based on Bulldog’s past behavior as well as its public statements, the Company believes that Bulldog intends to obtain control of the Company.  This belief is based on the following: First, Bulldog conducted a counter-solicitation in connection with the Company’s 2015 annual meeting and is conducting another counter-solicitation in connection with the Company’s 2016 annual meeting, demonstrating Bulldog’s sustained commitment to influence the management of the Company and, in the Company’s view, ultimately gain control of the Company’s strategic direction.  Second, following the 2015 Annual Meeting, after receiving input and names of potential directors from stockholders, the Company added two independent directors to the Board, increasing the number of directors from seven to nine.  The stockholders who suggested the names of the two independent board members eventually appointed to the Board have indicated their current intention to vote in favor of Bulldog’s nominees.  Third, Bulldog has indicated its intention to submit a stockholder proposal to reduce the number of possible directors from eleven to nine, indicating what the Company believes is a concern by Bulldog that the influence of its nominees will be reduced in the event that the Company were to appoint additional directors.  Finally, in its proxy statement, Bulldog stated that that it expects its nominees, if elected, would “explore options to enhance stockholder value including whether a new CEO should be selected,” thus indicating its intention to seek a change in management.  In response to the Staff’s comment, however, the Company confirms that its future solicitations, when describing the results of a successful counter-solicitation, will not give the impression that the mere election of Bulldog’s nominees, without more, would allow Bulldog to obtain actual control of the Company.

If you have any questions, please call me at (215) 309-7957.

Sincerely,

/s/ William H. Dengler, Jr.
William H. Dengler, Jr.

cc: Darrick M. Mix, Esq.